September 28, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alexandra Barone and Matthew Derby

Re:	SMX (Security Matters) PLC
Registration Statement on Form F-1
Filed September 20, 2023
File No. 333-274595

To the addressees set forth above:

This letter sets forth the response of SMX (Security Matters) PLC (the “Company”) to the comment from the staff of the Securities and Exchange Commission (the “Staff”) contained in its letter dated September 25, 2023 relating to the above referenced Registration Statement on Form F-1 filed on September 20, 2023 (the “Registration Statement”).

In this letter, the bold and numbered paragraph below corresponds to the numbered paragraph in the Staff’s letter and is followed by the Company’s response.

General

1.	Given the nature of the offering, including the substantial portion of your shares being registered for resale that are held by a single entity relative to the number of shares outstanding, it appears that the transaction may be an indirect primary offering. Please provide us with an analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please see Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and respectfully submits that the proposed resale of the Company’s ordinary shares by the selling stockholder (the “Selling Stockholder”) as contemplated in the Registration Statement is not an indirect primary offering and is appropriately characterized as a secondary offering under Rule 415(a)(1)(i) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

Rule 415(a)(1)(i) provides that securities may be registered for an offering on a continuous or delayed basis in the future provided, among other things, that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. With respect to the Registration Statement, neither the Company nor any of its subsidiaries is offering securities under the Registration Statement, nor is the offering being made on behalf of the Company or any of its subsidiaries.

In further consideration of this comment, we have reviewed Compliance and Disclosure Interpretation Question 612.09 (“C&DI 612.09”), including the six enumerated factors contained therein, and offer the following discussion for the Staff’s consideration:

Background

On September 6, 2023, through a bona fide private placement, the Company consummated the transactions contemplated by a Securities Purchase Agreement (the “Purchase Agreement”) with the Selling Stockholder pursuant to which the Company issued and sold to the Selling Stockholder a promissory note with a fixed conversion price of $1.6378 (the “Note”) and warrants (collectively, the “Warrants”), for gross proceeds to the Company of approximately US$2.5 million, before deducting fees and other offering expenses payable by the Company to their service providers.

The Note, dated September 5, 2023 (the “Effective Date”), is in the principal amount of $4,290,000 (the “Principal Amount”). The actual amount loaned by the Selling Stockholder pursuant to the Note is $2,574,000 after a 40% original issue discount. The maturity date of the Note is the 12-month anniversary of the Effective Date, and is the date upon which the Principal Amount, as well as any accrued and unpaid interest and other fees, shall be due and payable. Interest accrues in the amount of 12% per year from the Effective Date and shall be payable on the maturity date or upon acceleration or by prepayment or otherwise.

The Selling Stockholder has the right, at any time, to convert all or any portion of the then outstanding and unpaid Principal Amount and interest (including any costs, fees and charges) into the Company’s ordinary shares (“Ordinary Shares”), at a fixed conversion price of $1.6378 per share, subject to customary adjustments as provided in the Note including for fundamental transactions. Any such conversion is subject to customary conversion limitations set forth in the Note so the Selling Stockholder beneficially owns less than 4.99% of the Company’s Ordinary Shares (the “Beneficial Ownership Limitation”). Additionally, the Company has the right to convert in whole or in part the Note into Ordinary Shares; provided that in no case shall the Company so convert the Note if the result of the issuance of Ordinary Shares thereby would result in the beneficial ownership of the Selling Stockholder of Ordinary Shares in excess of the Beneficial Ownership Limitation.

The Company also issued two Warrants to the Selling Stockholder, an “A” Warrant and a “B” Warrant. The A Warrant for 3,929,051 Ordinary Shares has an exercise price of $0.0022 per share, subject to customary adjustments, and may be exercised at any time until the five year anniversary of the A Warrant. The B Warrant for 2,619,367 Ordinary Shares has an exercise price of $1.6378 per share, subject to customary adjustments, and may be exercised at any time until the five year anniversary of the B Warrant. The exercise of the Warrants are also subject to the Beneficial Ownership Limitation.

The Company further entered into a Registration Rights Agreement with the Selling Stockholder, pursuant to which the Company agreed to register for resale all of the Ordinary Shares underlying the Note and the Warrants (the “Registration Rights Agreement”).

The Note and Warrants were issued in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder and, along with the Ordinary Shares of the Company underlying such securities, have not been registered under the Securities Act or applicable state securities laws.

The Company engaged EF Hutton, division of Benchmark Investments, LLC as a broker-dealer for this transaction.

Factor 1: How Long the Selling Stockholder Has Held the Shares

The Selling Stockholder has held the Warrants and the Note since September 6, 2023. During this period, the Selling Stockholder has not converted any portion of the Note into Ordinary Shares, nor exercised the Warrants into Ordinary Shares, and the Company does not believe that the Selling Stockholder will so convert or exercise until after the effectiveness of the Registration Statement, at the earliest. This holding period for the Note and the Warrants demonstrates that the Selling Stockholder acquired the securities for investment, does not have intent to distribute the Ordinary Shares on behalf of the Company and is not acting as an underwriter.

Factor 2: Circumstances Under Which the Selling Stockholder Acquired the Shares

As described above, the Selling Stockholder acquired the Note and the Warrants on September 6, 2023, which was a bona fide private placement transaction conducted pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder. To date, the Selling Stockholder has not converted any portion of the Note nor exercised any Warrants into Ordinary Shares.

The Purchase Agreement contained, among other things, customary investment and private placement representations of the Selling Stockholder to the Company. In addition, the Selling Stockholder has not entered into any underwriting relationships or arrangements with the Company, has not received any commission or other payment from the Company in connection with the resale of any of its securities, and the Company will receive no proceeds from the resale of the Ordinary Shares, if any, by the Selling Stockholder (although the Company will receive proceeds upon any exercise of the Warrants). These circumstances are quite distinct from those involving a primary offering by or on behalf of the Company.

Furthermore, Rule 100 of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods” (emphasis added). The Company is not aware of any evidence that would suggest that any such special selling efforts or selling methods (such as investor presentations or road shows) by or on behalf of the Selling Stockholder that have or are currently intended to take place if the Registration Statement is declared effective.

Factor 3: The Selling Stockholder’s Relationship to the Company

Based upon information supplied to the Company by the Selling Stockholder, the Selling Stockholder is a private investor that purchased the securities for its own account and not with a view to resale or distribution. The Company does not have an underwriting relationship with the Selling Stockholder or any contractual, legal or other relationship that would control the timing, nature or amount of resales of the Ordinary Shares following the effectiveness of the Registration Statement, whether the Note is converted in whole or in part, whether the Warrants are exercised in whole or in part, or even whether any Ordinary Shares (if so issued upon conversion or exercise) are resold at all under the Registration Statement. To the Company’s knowledge, at no time has the Selling Stockholder been affiliated with or acted as securities broker-dealers or representatives thereof. Further, as noted above, the Selling Stockholder represented to the Company that it was acquiring the securities for its own account and not with a view to resale or distribution.

The registration rights granted to the Selling Stockholder under the Registration Rights Agreement entered into in connection with the Purchase Agreement are customary and are not indicative of any desire of the Selling Stockholder to sell or distribute the Ordinary Shares on behalf of the Company, or at all. The Selling Stockholder negotiated for such customary registration rights for a variety of business reasons and the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering. Absent the contractual obligation contained in the Registration Rights Agreement, the Company would not be filing the Registration Statement. In addition, the Selling Stockholder would be responsible for paying any broker-dealer fees or underwriting discounts or commissions directly to any broker-dealers they engage to assist in selling any Ordinary Shares.

To the extent the Selling Stockholder sells the Ordinary Shares upon conversion or exercise, as the case may be, of the Note and Warrant, the Selling Stockholder will retain all proceeds from such sales and the Company will not receive any of the proceeds from any resale of the Ordinary Shares.

Factor 4: The Amount of Shares Involved

The Company is seeking to register 9,482,110 Ordinary Shares for resale, which, assuming all 9,482,110 Ordinary Shares are issued to the Selling Stockholder, would be approximately 81.03% of the Company’s outstanding Ordinary Shares. However, the Purchase Agreement provides for the Beneficial Ownership Limitation. Thus, the Selling Stockholder could own and sell significantly less Ordinary Shares then are being registered by the Company.

Factor 5: Whether the Selling Stockholder is in the Business of Underwriting Securities

As noted above, based upon information supplied to the Company by the Selling Stockholder, the Selling Stockholder is a private investor. To the Company’s knowledge, the Selling Stockholder is not, nor has it ever been, in the business of underwriting securities. Additionally, the issuance of Ordinary Shares covered by the Registration Statement upon the conversion of the Note or exercise of the Warrants is neither conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on the Selling Stockholder’s ability to resell the shares.

In prior no-action letters, the Staff has noted that determination of “underwriter” status depends on all of the facts and circumstances surrounding a particular transaction. The Staff also has stated that institutional investors generally should not be deemed to be underwriters with regard to the acquisition of large amounts of securities, provided such securities are acquired in the ordinary course of the investor’s business and that the investor has no arrangement with any person to participate in the distribution of such securities. See, e.g., American Council of Life Insurance, SEC No-Action Letter, publicly available May 10, 1983.

Factor 6: Whether under All the Circumstances it Appears that the Selling Stockholder is Acting as a Conduit for the Company

As noted above, the Selling Stockholder can acquire the Ordinary Shares upon the conversion of the Note and the exercise of the Warrants, which were acquired in a bona fide private placement transaction. Since the closing of the transaction, the Selling Stockholder has borne the full economic risk of ownership of the Note and the Warrants and likely will continue to do so for a significant period of time.

The Selling Stockholder is not acting on behalf of the Company with respect to the Ordinary Shares being registered for resale under the Registration Statement and will receive no commission or other payment from the Company, and the Company will receive no portion of the proceeds from any resales of Ordinary Shares.

Conclusion

The circumstances of the offering do not indicate that the Selling Stockholder is reselling the Ordinary Shares on behalf of the Company. The duration of the Selling Stockholder’s investment in the Note and Warrants, and the uncertainty regarding future conversions and/or exercises of the Note and Warrants, as the case may be, and the Ordinary Shares demonstrates investment intent. The Selling Stockholder will not be acquiring the Ordinary Shares under circumstances that would indicate that it was receiving compensation from the Company in connection with the resale of the Ordinary Shares or that the Company had any financial interest in the resale of the Ordinary Shares. Additionally, there is no evidence of special selling efforts or selling methods that would suggest a view to “distribution.” Finally, to the Company’s knowledge, the Selling Stockholder is not in the business of underwriting securities. In light of these circumstances and the others described herein, we respectfully submit that the Selling Stockholder is not acting as an underwriter on behalf of, or as a conduit for, the Company.

We acknowledge the Staff’s guidance and respectfully submit that, based on the foregoing, the proposed resale of the Ordinary Shares by the Selling Stockholder as contemplated by the Registration Statement is appropriately characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) and, as such, the Selling Shareholder should not be deemed to be an underwriter under the Securities Act.

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact the undersigned, counsel to the Registrant, at 516-663-6580 with any questions or further comments you have regarding the Registration Statement, or if you wish to discuss the above responses.

Very truly yours,

/s/ Stephen E. Fox
RUSKIN MOSCOU FALTISCHEK, P.C.

cc:	Haggai Alon
SMX (Security Matters) PLC